55 Francisco St. Suite 360
San Francisco, California 94133
September 11, 2023
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wag! Group Co.
Registration Statement on Form S-3 Filed September 6, 2023
Registration No. 333-274374
To whom it may concern:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wag! Group Co. (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on September 13, 2023, or as soon as practicable thereafter, or at such later time as the Company or its counsel may request via telephone call to the staff. Please contact Kathleen M. Wells of Latham & Watkins LLP, counsel to the Company, at (650) 463-2677, or in her absence, Richard Kim of Latham & Watkins LLP at (650) 470-4980, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.
Thank you for your assistance in this matter.
*     *     *     *

Sincerely,

Wag! Group Co.
By:	/s/ Alec Davidian
Alec Davidian
Chief Financial Officer

cc:	Nicholas Yu, Wag! Group Co.
Tracy Davis, Wag! Group Co.
Kathleen M. Wells, Latham & Watkins LLP
Richard Kim, Latham & Watkins LLP